RECEIVED

2004 NOV 15 A 10: 12

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

3rd November, 2004.

Attn: Filing Desk - Stop 1-4

04046120

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 2nd November 2004, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 3rd November 2004, confirming that The Goldman Sachs Group, Inc. had, as at 1st November 2004, decreased its interest in EMI Group plc Ordinary Shares of 14p each to 38,019,110 shares, being 4.84% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
NOV 17 2004
THOMSON
FINANCIAL

Enc.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/53

Company Announcements Office,
London Stock Exchange.

3rd November, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by The Goldman Sachs Group, Inc. on behalf of itself and its subsidiaries, in a letter dated and received by fax on 3rd November 2004, that, as at 1st November 2004, The Goldman Sachs Group, Inc. had decreased its interest in EMI Group plc Ordinary Shares of 14p each to 38,019,110 shares, being 4.84% of the shares in issue. We were further notified that 21,015,771 shares, together with an additional 16 shares from a beneficial interest of 8 American Depositary Receipts, were held by Goldman, Sachs & Co., and that 17,003,323 shares were beneficially owned by Goldman Sachs International, both companies being direct subsidiaries of The Goldman Sachs Group, Inc.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231